SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COGENT, INC.

(Name of Subject Company)

COGENT, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19239Y108 (Common Stock)

(CUSIP Number of Class of Securities)

Ming Hsieh

President and Chief Executive Officer

639 North Rosemead Blvd.

Pasadena, California 91107

(626) 325-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Scott M. Stanton, Esq.

J. Nathan Jensen, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive

San Diego, California 92130

(858) 720-5100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cogent, Inc. (the “Company” or “Cogent”) initially filed on September 10, 2010 (the “Statement”). The Statement relates to the tender offer by Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on September 10, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.001 per share, at a purchase price of $10.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by amending and restating the subsection entitled “Pending Litigation” in its entirety to read as follows:

Between August 31 and September 15, 2010, eight plaintiffs filed purported class actions against Cogent, its directors, 3M and, in some of the complaints, Purchaser, in connection with the proposed Merger. Three suits were filed in Delaware Chancery Court and five were filed in California Superior Court for Los Angeles County. These suits allege that the defendants breached and/or aided and abetted the breach of their fiduciary duties to Cogent by seeking to sell Cogent through an allegedly unfair process and for an unfair price and on unfair terms. The suits seek various equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Cogent. Two of the cases in Delaware have been consolidated and the Court has set October 1, 2010 as the date for a hearing on those two plaintiffs’ motion for a preliminary injunction. Cogent believes the allegations are without merit, and is defending the actions vigorously. The absence of an injunction or court order preventing the consummation of the transaction is a condition to 3M’s obligation to complete the Offer pursuant to the Merger Agreement.

Additional details regarding the eight actions are as follows:

Court	Filing Date	Case Name	Case Number

Court of Chancery of the State of Delaware	September 15, 2010	Cockle v. Cogent, Inc.	5819

Court of Chancery of the State of Delaware	September 1, 2010	St. Nevan US Ltd. v. Cogent, Inc.	5780

Court of Chancery of the State of Delaware	September 1, 2010	Bell v. Hsieh	5784

Superior Court of California, Country of Los Angeles	September 13, 2010	Berman v. Cogent, Inc.	BC445456

Superior Court of California, Country of Los Angeles	September 10, 2010	Kepple v. Hsieh	BC445362

Superior Court of California, Country of Los Angeles	September 8, 2010	Berman v. Cogent, Inc.	BC445189

Superior Court of California, Country of Los Angeles	September 2, 2010	Gusinsky Revocable Trust v. Cogent, Inc.	BC444852

Superior Court of California, Country of Los Angeles	August 30, 2010	Slovin v. Cogent, Inc.	BC444654

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2010

By:	/S/ MING HSIEH
Name:	Ming Hsieh
Title:	President and Chief Executive Officer